# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: EATON VANCE SENIOR FLOATING RATE TRUST, CIK 0001258623
CUSIP: 27828Q204
Title of class of securities: Auction Preferred Shares
Address of issuer's principal executive offices: ONE POST OFFICE SQUARE, BOSTON, Massachusetts (MA), 02109
Date of event which requires filing of this statement: 07/29/2024
Amends the filing with accession number 0001567619-18-003041
Filed by CIK 0000070858
Persons authorized to receive notices and communications: Bank of America Corporation, Bank of America Corporate Center 100 N., Tryon Street, Charlotte, North Carolina (NC), 28255, 980-825-9256

## Reporting persons
- BANK OF AMERICA CORP /DE/ (CIK 0000070858): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 614; sole dispositive power 0; shared dispositive power 614; aggregate amount beneficially owned 614 (20.3% of the class)
  Comment: The calculation of the percentage of outstanding shares is based on 3,032 shares of APS shares outstanding as of April 30, 2024, as described in From N-CSRS, filed by Eaton Vance Senior Floating Rate Trust with the SEC on June 27, 2024.
- BANK OF AMERICA NA (CIK 0001102113): type of reporting person: bank (BK); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 614; sole dispositive power 0; shared dispositive power 614; aggregate amount beneficially owned 614 (20.3% of the class)
  Comment: The calculation of the percentage of outstanding shares is based on 3,032 shares of APS shares outstanding as of April 30, 2024, as described in From N-CSRS, filed by Eaton Vance Senior Floating Rate Trust with the SEC on June 27, 2024.
- MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED (CIK 0000065106): type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: The calculation of the percentage of outstanding shares is based on 3,032 shares of APS shares outstanding as of April 30, 2024, as described in From N-CSRS, filed by Eaton Vance Senior Floating Rate Trust with the SEC on June 27, 2024.

## Item 1. Security and Issuer
Title of class of securities: Auction Preferred Shares
Name of issuer: EATON VANCE SENIOR FLOATING RATE TRUST
Address of issuer's principal executive offices: ONE POST OFFICE SQUARE, BOSTON, Massachusetts (MA), 02109
Comment: This Amendment No. 1 (this "Amendment") amends, as set forth below, the statement on Schedule 13D, dated September 14, 2018 and filed with the SEC on September 24, 2018 (as amended to the date hereof, the "Original Schedule 13"), of Bank of America Corporation ("BAC"), Bank of America, N.A. ("BANA"), Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), and BofA Securities, Inc. ("BofA Securities") (collectively, the "Reporting Persons") with respect to the Auction Preferred Shares ("APS" CUSIP number: 27828Q204, 27828Q303, 27828Q402, 27828Q501) of Eaton Vance Senior Floating Rate Trust (the "Issuer").

## Item 2. Identity and Background
Name of person filing: Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days: The Reporting Person have effected the transactions in securities of the Issuer identified in Schedule III

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 and Exhibit 99.2 thereto and the insertion of the following exhibits:

Exhibit Description of Exhibit

99.1 Joint Filing Agreement, dated as of December 20, 2024, by and among the Reporting Persons.

99.2 Power of Attorney.

99.3 Schedule I.

99.4 Schedule II.

99.5 Schedule III.

## Signatures
- BANK OF AMERICA CORP /DE/: /s/ Andres Ortiz, Andres Ortiz / Authorized Signatory (12/20/2024)
- BANK OF AMERICA NA: /s/ Andres Ortiz, Andres Ortiz / Authorized Signatory (12/20/2024)
- MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED: /s/ Andres Ortiz, Andres Ortiz / Authorized Signatory (12/20/2024)